UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Report on Form 6-K

Achilles Therapeutics plc (the “Company”) has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Nasdaq’s minimum bid price for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Rule”), and this matter is now closed.

On May 16, 2024, Nasdaq notified the Company that its American Depositary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. On November 29, 2024, Nasdaq determined that for the last 10 consecutive business days, from November 14, 2024 through November 27, 2024, the closing bid price of the Company’s American Depositary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Rule, and Nasdaq considers this matter closed.

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This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-268239) and S-8 (File Nos. 333-278501,  333-270344, 333-263220, and 333-255063) to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: December 2, 2024	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer